

Mail Stop 4628

January 25, 2017

Via E-mail
James Daniel Westcott
Chief Financial Officer
Legacy Reserves LP
303 W. Wall Street, Suite 1800
Midland, Texas 79701

> **Re: Legacy Reserves LP**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **Supplemental Response dated December 7, 2016**
> **File No. 1-33249**

Dear Mr. Westcott:

We have reviewed your December 7, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 28, 2016 letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Glossary of Terms, page ii

1.   We note the illustration of your proposed revised definition of proved undeveloped reserves appears to paraphrase the actual wording and introduces terms inconsistent with the definition in Rule 4-10(a)(31) of Regulation S-X.

For example, your proposed wording states in part that "proved reserves *for other undrilled units* are claimed only if a development plan has been adopted." However,

James Daniel Westcott
Legacy Reserves LP
January 25, 2017
Page 2

Rule 4-10(a)(31)(ii) of Regulation S-X specifies that "*undrilled locations* can be classified as having undeveloped reserves only if a development plan has been adopted."

We also note your proposed wording states in part that "estimates for proved undeveloped reserves are not attributed to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proven effective by actual projects *in the area* or in an analogous reservoir." However, Rule 4-10(a)(31)(iii) of Regulation S-X specifies that "under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects *in the same reservoir* or an analogous reservoir."

Please revise your disclosure to remove the inconsistency with the definition in Rule 4-10(a)(31) of Regulation S-X.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources